UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GH Research PLC (the “Company”) is providing certain updates on the date hereof to its disclosure under “Item 3. Key Information – D. Risk Factors” and “Item 4. Information on the Company” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), filed with the Securities and Exchange Commission on March 7, 2023. Such updates shall be deemed to supersede in all respects the corresponding disclosure contained in such sections in the 2023 Annual Report for purposes of any registration statements of the Company. See "Incorporation By Reference.” Copies of the updates are attached hereto as Exhibit 99.1 and Exhibit 99.2.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-270422) and the registration statement on Form F-3 (Registration No 333-270418) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Risk Factors, dated February 3, 2025
99.2	Information on the Company, dated February 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: February 3, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance